Exhibit 8

Vintage Capital Management Responds to Latest Entrenchment Action by Aaron’s

—Withdraws $30.50 Per Share All Cash Offer to Acquire Aaron’s—

Orlando, FL – April 17, 2014 – Vintage Capital Management, LLC (together with its affiliates, “VCM”), the second largest shareholder of Aaron’s, Inc. (NYSE: AAN), today announced that it has delivered a letter to the independent directors of Aaron’s. In the letter, VCM withdrew its previously-announced offer to acquire Aaron’s for $30.50 per share in cash in light of the company’s recent acquisition of Progressive Finance and continued poor performance. The letter also corrected the numerous misstatements by Aaron’s about VCM’s offer. Finally, the letter confirmed that VCM will proceed with a proxy contest at this year’s annual meeting and asked Aaron’s to allow shareholders to choose the candidates of their choice at the annual meeting.

The full text of the letter follows:

April 17, 2014

Aaron’s, Inc.

309 East Paces Ferry Road, N.E.

Atlanta, GA 30305-2377

Attn: Ray M. Robinson, Chairman

Dear Members of the Board of Directors of Aaron’s, Inc.:

We have previously written to you on several occasions urging you not to engage in short-term financial engineering or value-destructive transactions to mask Aaron’s long-term declines in system-wide profitability. For example, in our March 14, 2014 letter, we could not have been clearer that Aaron’s shareholders and franchisees expected an open and transparent strategic review process that would provide solutions for the problems in Aaron’s core business. We have also urged you to consider in good faith our offer to acquire Aaron’s for $30.50 per share in cash, and explicitly stated that following due diligence we could be prepared to pay an even higher price. Instead of constructively engaging with us about our offer, the Board of Directors has determined that it is “illusory” and decided to waste shareholders’ money and management’s time on a frivolous lawsuit concocted to try to keep a 10% shareholder from voting at the upcoming annual meeting.

Unfortunately, your recent actions confirm our worst suspicions: Aaron’s Board of Directors and management team are not interested in acting in the best interests of Aaron’s, its shareholders, franchisees or others. Your decision to reject our offer and instead spend $700 million on the acquisition of Progressive Finance without any input from shareholders appears to be a desperation move designed to do nothing but block our offer. Aaron’s does not need Progressive Finance and the $426 million in new debt incurred to finance the acquisition—it needs new directors who will install a new management team. We believe that Wall Street’s reaction to the acquisition (masked though it may be by another earnings miss) clearly shows this is not the solution that shareholders wanted.

As part of the Progressive Finance acquisition, Aaron’s announced yet another vague strategic plan that you would like us to believe will somehow miraculously cure all of the ills faced by Aaron’s long-suffering shareholders and franchisees, who have now endured over two years of value destruction. Meanwhile, Aaron’s management team continues to reap the rewards of lucrative compensation packages without any meaningful oversight by the Board of Directors.

After our repeated warnings, was anyone surprised when Aaron’s also announced Tuesday that it would not meet its guidance—issued in February—for the first quarter and full year 2014?

When we made our offer we were, and continue to be, Aaron’s second largest shareholder. We currently own approximately 10% of Aaron’s outstanding stock, an equity stake that is today worth in excess of $200 million. In addition, as we told you, and as you even admitted in the baseless lawsuit you filed against us, we had arranged with a nationally-recognized investment bank to provide debt financing for our proposal. As you know, the debt financing was for up to $1.85 billion, which, when combined with our available equity, could have allowed us to offer Aaron’s shareholders a substantial premium to the company’s trading price, assuming that you could demonstrate this value during customary due diligence. We stated several times that we would be prepared to share further details of these financing arrangements with you if you would agree to a simple and customary confidentiality agreement. Your refusal to take even this most basic action makes clear that you never had a good faith interest in discussing our offer, despite your public statements that the Board of Directors was undertaking a broad review of opportunities to enhance long-term value for all of Aaron’s shareholders.

Your actions have had one intended effect: we are withdrawing our offer to acquire Aaron’s. Although we continue to have a strong interest in owning Aaron’s, in light of your decision to grossly overpay for Progressive Finance, we need to evaluate how much the company is now worth. We further need to review Aaron’s operating performance and evaluate just how badly the company’s business deteriorated in the first quarter.

We acknowledge that the Aaron’s Board of Directors has been very busy. In the midst of approving a value-destroying acquisition, it was able to find time to approve the gerrymandering of the Board to eliminate the illegal unbalanced director classes that we highlighted and shrink the Board from nine directors down to eight. And yet, in typical Aaron’s fashion, even this action—which disenfranchises all shareholders and denies them the opportunity to elect three new directors at this year’s annual meeting—was done in the most shareholder-unfriendly way possible: by having Gil Danielson, Aaron’s longtime chief financial officer and a non-independent director, “resign” from the Board rather than simply creating a vacancy on the Board and allowing shareholders to fill it. It is shocking to see a board of directors that is so insistent on making sure that shareholders have no say in the direction of their company.

All of these actions by Aaron’s Board of Directors—from the repeated dismissals of our offers to provide shareholders with immediate and certain value to an overpriced acquisition to governance failures at every turn—demonstrate to all shareholders that Aaron’s is in desperate need of truly qualified and independent directors to provide both a fresh perspective and to roll up their sleeves and fix the business. We think it is vital that at this year’s annual meeting shareholders are able to elect the candidates of their choice—the candidates that they believe are best qualified to lead Aaron’s. It is not in anyone’s interest to use legal pretexts and baseless allegations as a way to stop a fair and impartial vote at the annual meeting. We sincerely hope that the Board will do one thing right during this sordid process and allow directors to be held accountable for their decisions. Instead of trying to hide behind lawyers, the Board should let shareholders choose the most qualified nominees to lead their company.

Over the next few months, all of our energy will be spent on making sure that shareholders have a voice in the boardroom.

Very truly yours,

/s/ Brian R. Kahn

Brian R. Kahn

Managing Member

Vintage Capital Management, LLC

Additional Information and Where to Find It

Vintage Capital Management, LLC (“VCM”), collectively with Kahn Capital Management (“KCM”), W. Kenneth Butler, Jr., Matthew E. Avril, Spencer S. Smith, Thomas R. Bernau and Brian R. Kahn, are participants in the solicitation of proxies from shareholders in connection with the 2014 Annual Meeting of Shareholders (the “Annual Meeting”) of Aaron’s, Inc. (the “Company”). VCM intends to file a proxy statement (the “2014 Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting.

VCM, KCM and Mr. Kahn may be deemed to beneficially own 7,277,000 shares of the Company’s common stock, representing approximately 10.1% of the Company’s common stock. None of the other participants owns in excess of 1% of the Company’s common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the 2014 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting. On February 7, 2014, VCM submitted an offer to acquire the Company for $30.50 per share in cash. On April 16, 2014, VCM withdrew that offer.

Promptly after filing its definitive 2014 Proxy Statement with the SEC, VCM intends to mail the definitive 2014 Proxy Statement and a WHITE proxy card pursuant to applicable SEC rules. SHAREHOLDERS ARE URGED TO READ THE 2014 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT

DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain, free of charge, copies of the definitive 2014 Proxy Statement and any other documents filed by VCM with respect to the Company with the SEC in connection with the Annual Meeting at the SEC’s website (http://www.sec.gov) or by writing to Vintage Capital Management, LLC, 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819.

About Vintage Capital Management, LLC

Vintage Capital Management, LLC (“VCM”) is a value-oriented, operations-focused private and public equity investor specializing in the aerospace & defense, manufacturing and consumer sectors with a 15-year track record of consistently successful returns. VCM adheres strictly to a capital preservation approach defined by its commitment to control (economic or otherwise); vigilant analysis; structural advantages; and partnership with successful operators well known to VCM.

Contact

Brian R. Kahn

Vintage Capital Management, LLC

(407) 909-8015

bkahn@vintcap.com